Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com Direct Dial: 7420

April 5, 2006

Hanna T. Teshome
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:	Nomura Asset Acceptance Corporation
Registration Statement on Form S-3
Filed February 28, 2006
File No. 333-132108

Dear Ms. Teshome:

We have received and reviewed your comment letter dated March 24, 2006 to our Registration Statement on Form S-3 of February 28, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We have enclosed both clean and marked copies to show changes of the reviewed filing.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a compliant filing for Nomura Asset Acceptance Corporation.

Nomura Asset Acceptance Corporation
April 5, 2006	Page 2.

Registration Statement on Form S-3:

General

Comment:

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

The Registrant has advised us that the depositor and any issuing entity established by the depositor or any affiliate of the depositor with respect to asset-backed securities involving the same asset class has been current and timely with Exchange Act reporting during the period from January 1, 2005 through January 30, 2006. In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4. of Form S-3.

The Registrant has one affiliate with respect to asset-backed securities involving the same asset class, Nomura Home Equity Loan, Inc., CIK Number: 0001327386.

Comment:

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100 (f) of Regulation AB.

Response:

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be disclosed in the final Rule 424(b) prospectus. We will file all agreements that are required to be filed with the Securities and Exchange Commission as promptly as possible after a transaction closes.

Nomura Asset Acceptance Corporation
April 5, 2006	Page 3.

Comment:

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that we will file unqualified legal and tax opinions at the time of each takedown.

Comment:

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonable available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonable contemplated to be included in an actual takedown.

Response:

We confirm that each takedown off of this shelf will only involve those assets, structural features, credit enhancement or other features described in the base prospectus.

Prospectus Supplements

Comment:

5.
Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.

Response:

We confirm that we will apply all comments universally, if applicable.

Nomura Asset Acceptance Corporation
April 5, 2006	Page 4.

Comment:

6.	Please add information regarding the sponsors as required by Item 1104 of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Comment:

7.	Please add the information regarding the trustees as required by Item 1109 of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Cover

Comment:

8.	Please revise the cover page to briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Comment:

9.	Please identify the asset types being securitized per Item 1102(c) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Nomura Asset Acceptance Corporation
April 5, 2006	Page 5.

Important notice about information presented, page 3

Comment:

10.	The prospectus supplement should not vary from the prospectus but rather add to or supplement it. Please revise the second paragraph accordingly.

Response:

We have deleted the second paragraph.

Summary of Terms, page 7

Comment:

11.	Please revise the summary to identify the participants in the transaction. Refer to Item 1103(a)(1) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Comment:

12.
Please revise the summary to identify any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(vii).

Response:

We have inserted a placeholder for inclusion of the necessary disclosure.

Nomura Asset Acceptance Corporation
April 5, 2006	Page 6.

Prefunding Account, page 9

Comment:

13.
We note that you contemplate a prefunding account to purchase additional mortgages. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

Response:

We have updated our disclosure in response to this comment.

Conveyance of Subsequent Mortgage Loans, page S-39

Comment:

14.
Please revise the bracketed placeholders to show that you will disclose the percentage of the asset pool and any class or series of the asset backed securities represented by the prefunding account. Refer to Item 1111(g)(4) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Comment:

15.
Please confirm that you will identify any limitations on the ability to add pool assets and the underwriting criteria for assets that may be added to the pool during the prefunding period. Refer to Items 1111(g)(6) and (7) of Regulation AB.

Response:

We confirm that we will identify any limitations on the ability to add pool assets and the underwriting criteria for assets that may be added to the pool during the prefunding period.

Nomura Asset Acceptance Corporation
April 5, 2006	Page 7.

Use of Proceeds, page 52

Comment:

16.	We note your reference to “net proceeds”. Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB.

Response:

We have updated our disclosure in response to this comment.

Base Prospectus

Credit Support, page 19

Comment:

17.	Please revise this section to describe the types of credit support you may use rather than limiting the disclosure only to examples.

Response:

This section is intended to be a summary. The types of credit support are further described under the section entitled “Description of Credit Support”.

Cash Flow Agreements, page 19

Comment:

18.
Similarly, revise this section to specify the types of cash flow agreements you may use rather than limiting the disclosure only to examples. To the extent you include derivative agreements, please clarity that these agreements are limited to interest rate or currency agreements, or otherwise advise us how the anticipated agreements would meet the definition of an asset backed security. Please refer to Section III.A.2.a of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

Response:

We have deleted this section. We confirm that all derivative agreements to be used in an actual takedown will be limited to those described in the base prospectus.

Nomura Asset Acceptance Corporation
April 5, 2006	Page 8.

Variable Rate, page 31

Comment:

19.
We note that certain securities, such as the floating rate and the variable rate securities, may pay interest on an index or a referenced asset or instrument. Please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518. Please confirm that the interest rate will be calculated by an index or referenced asset or instrument that is debt like.

Response:

We confirm that the interest rate will be calculated by an index or referenced asset or instrument that is debt like.

Description of Credit Support, page 74

General, page 74

Comment:

20.
Please revise the last bullet point to delete the phrase “any other method of credit support described in the prospectus supplement.” All possible methods of credit support must be described in the base prospectus.

Response:

We have deleted this phrase.

Derivatives Related to the Securities, page 80

Comment:

21.
Please revise where appropriate to include the bracketed disclosure you intend to use if the securities have a mandatory auction feature. Please confirm to us that there will be no involvement or control of any such auction by the issuer or any of its affiliates.

Response:

We have updated our disclosure in response to this comment.

Nomura Asset Acceptance Corporation
April 5, 2006	Page 9.

Please contact Timothy Crowley at (212) 912-7494 or the undersigned at (212) 912-7420 with any other questions.

Sincerely, /s/ Serena M. Mentor
Serena M. Mentor